Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated August 10, 2021

Registration No. 333-232515

Supplementing the Preliminary

Prospectus Supplement dated August 10, 2021

and Prospectus dated September 17, 2020

OFFICE PROPERTIES INCOME TRUST

PRICING TERM SHEET

$350,000,000 2.400% Senior Notes due 2027

Issuer:	Office Properties Income Trust (the “Issuer”)
Securities Ratings (Moody’s / S&P):	Baa3/BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Security Type:	Senior Unsecured Notes
Offering Format:	SEC Registered
Security Title:	2.400% Senior Notes due 2027 (the “Notes”)
Principal Amount:	$350,000,000
Trade Date:	August 10, 2021
Settlement Date*:	August 13, 2021 (T+3)
Maturity Date:	February 1, 2027
Interest Payment Dates:	February 1 and August 1, commencing February 1, 2022
Benchmark Treasury:	0.625% due July 31, 2026
Benchmark Treasury Price/Yield:	99-01 1/4 / 0.823%
Spread to Benchmark Treasury:	+ 160 basis points
Re-Offer Yield:	2.423%
Coupon (Interest Rate):	2.400% per annum
Price to Public:	99.883% of the principal amount per Note, plus accrued interest, if any, from the date the Notes are issued, if settlement occurs after that date.

Use of Proceeds:	The Issuer expects to use the net proceeds from the offering for general business purposes, which may include repaying amounts outstanding under its revolving credit facility and/or redeeming the $300.0 million principal amount outstanding of its 4.15% Senior Notes due 2022 and/or the $300.0 million principal amount outstanding of its 4.00% Senior Notes due 2022.
Optional Redemption Provisions:	Make-whole call at any time based on U.S. Treasury plus 25 basis points. If the Notes are redeemed on or after January 1, 2027 (one month prior to the stated maturity of the Notes), the make-whole amount will be zero.
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	67623C AE9 / US67623CAE93
Joint Book-Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.
Joint Lead Managers:	BMO Capital Markets Corp. Mizuho Securities USA LLC Regions Securities LLC SMBC Nikko Securities America, Inc. Truist Securities, Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc. Barclays Capital Inc. FHN Financial Securities Corp. Morgan Stanley & Co. LLC UBS Securities LLC

* The Issuer expects that delivery of the Notes will be made against payment thereof on or about August 13, 2021, which will be the third business day following the trade date referred to above (the “trade date”) (such settlement cycle being herein referred to as “T + 3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that the Notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the trade date should consult their own advisor.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including a prospectus dated September 17, 2020 and a preliminary prospectus supplement dated August 10, 2021) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; PNC Capital Markets LLC toll-free at 1-855-881-0697; and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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